


SEC MAIL
RECEIVED
PROCESSING
MAY 22 2002
SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended April 30, 2002

Coolbrands International, Inc.
(formerly Yogen Früz World-Wide Incorporated)
(Translation of registrant's name into English)

8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x   Form 40-F_______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______   No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

NEWYORK/525033.00001/6143835v1



Materials relating to Registrant and filed pursuant to this Form 6-K include a press release concerning CoolBrands' Outlook for Third and Fourth Quarter revenues and net earnings for filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOLBRANDS INTERNATIONAL, INC.



Date May 1, 2002

By ______
Name: Aaron Serruya
Title: Executive Vice President

NEWS FROM:
COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor
Markham, Ontario, Canada, L3R 9Y7

Contact: Michael Serruya
Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: April 30, 2002

COOLBRANDS INTERNATIONAL INC. REPORTS STRONG GROWTH OUTLOOK FOR THIRD AND FOURTH QUARTERS

CoolBrands International Inc. (TSE: COB.A) announced today that initial results from its 2002 new consumer products roll-out point to continued strong growth for the Company overall in the third and fourth quarters.

The Company is introducing new products in the U.S. under the Weight Watchers® *Smart Ones*® brand, including Big Round Low Fat Ice Cream Sandwiches and Giant Sundaes that are only 2 *POINTS* each and Giant Fudge Bars that are only 1 *POINT* each. Initial takeaway by consumers at major retailers, including Walmart, Safeway, Costco, Kroger and Publix, has exceeded expectations and CoolBrands is currently bringing on additional manufacturing capacity in order to meet customer demand for these products.

David J. Stein, President and Co-Chief Executive Officer of CoolBrands International Inc. stated, "Our Consumer Products division is the largest part of our business, accounting for roughly 60% of the Company's revenues and earnings, and it is the fastest growing segment. Consumer Products revenues are up by 42% for the first six weeks of the third quarter. This leads us to be extremely optimistic regarding continued strong growth in revenues and earnings during the third and fourth quarters, which constitute our prime selling season."

Coolbrands markets Eskimo Pie® branded frozen novelties and frozen dessert products. Eskimo Pie® created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie® remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana®, Welch's®, Weight Watchers® *Smart Ones*®, Betty Crocker®, Trix®, Yoplait®, Colombo® and Yoo Hoo® brand names pursuant to long-term licensing agreements. In addition, Coolbrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Früz®, I Can't Believe It's Yogurt®, Bresler's®, Swensen's®, Golden Swirl®, Ice Cream Churn®, and Java Coast® Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:
Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of consumer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.